UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cortland Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

220587109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220587109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Park Capital Advisors, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 220587109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fred Cummings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1.

(a)	Name of Issuer Cortland Bancorp

(b)	Address of Issuer’s Principal Executive Offices 194 West Main Street Cortland OH 44410

Item 2.

(a)	Name of Person Filing Elizabeth Park Capital Advisors, Ltd. Fred Cummings

(b)	Address of the Principal Office or, if none, residence 29525 Chagrin Blvd., Suite 318 Pepper Pike, Ohio 44122

(c)	Citizenship Elizabeth Park Capital Advisors, Ltd. – Ohio, U.S.A. Fred Cummings – U.S.A.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 220587109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Elizabeth Park Capital Advisors, Ltd. - 0* Fred Cummings - 0*

(b)	Percent of class: Elizabeth Park Capital Advisors, Ltd. – 0.00%* Fred Cummings – 0.00%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Elizabeth Park Capital Advisors, Ltd. – 0 Fred Cummings – 0

	(ii)	Shared power to vote or to direct the vote Elizabeth Park Capital Advisors, Ltd. - 0 * Fred Cummings - 0 *

	(iii)	Sole power to dispose or to direct the disposition of Elizabeth Park Capital Advisors, Ltd. – 0 Fred Cummings – 0

	(iv)	Shared power to dispose or to direct the disposition of Elizabeth Park Capital Advisors, Ltd. - 0 * Fred Cummings - 0 *

* Note, on November 1, 2021, the business combination of Farmers National Banc Corp., FMNB Merger Subsidiary IV, LLC, and Cortland Bancorp (“CLDB”) was consummated (the “Closing”). Accordingly, the Reporting Persons no longer beneficially own any interest of CLDB, as it merged out of existence as a result of the business combination.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 220587109

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Elizabeth Park Capital Advisors, Ltd.

By:	/s/ Fred Cummings
Fred Cummings, Managing Member

Fred Cummings

By:	/s/ Fred Cummings
Fred Cummings, Individually